September 7, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Matthew Derby

Re:	Global-E Online Ltd.
Registration Statement on Form F-1 (File No. 333-259371)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representative”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have not distributed any copies of the Preliminary Prospectus dated September 7, 2021 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 9, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
JEFFERIES LLC

For themselves and as representatives of the syndicate of underwriters for the offering

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Authorized Representative

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel Tay
Authorized Representative

JEFFERIES LLC

By:	/s/ Cully Davis
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]